

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Richard Qi Li
Chief Executive Officer and Director
HH&L Acquisition Co.
Suite 3508, One Exchange Square
8 Connaught Place
Central, Hong Kong

> **Re: HH&L Acquisition Co.**
> **Registration Statement on Form S-1**
> **Filed January 20, 2021**
> **File No. 333-252254**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the

provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

2.   We refer you to certain disclosures in your prospectus of various provisions in your amended memorandum and articles of association that are not included in the form of amended memorandum and articles of association filed as Exhibit 3.2. For example, among others, you disclose that your amended memorandum and articles of association includes provisions relating to the 24-month period in which you intend to complete your initial business combination, redemption of public shares, pre-initial business combination amendments, and renouncement of corporate opportunities of your directors and officers. Additionally, you disclose that approval of certain actions require a special resolution under Cayman Islands law, which requires the affirmative vote of a majority of at least two-thirds of the shareholders who attend and vote at a general meeting of the company, and pursuant to your amended and restated memorandum and articles of association, such actions include amending your amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. However, none of these provisions appear to be included in your filed amended memorandum and articles of association. Please revise to address the inconsistencies or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joel L. Rubinstein, Esq.